UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-08123
QUIXOTE CORPORATION
(Exact name of registrant as specified in its charter)
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01-2/3 par value
(including associated rights to purchase Series B Junior Participating Preferred Stock)
7% Convertible Senior Subordinated Notes due 2025
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 12h-3(b)(2)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01-2/3 par value (including associated rights to purchase Series B Junior Participating Preferred Stock)	1 Holder
7% Convertible Senior Subordinated Notes due 2025	0 Holders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 16, 2010

QUIXOTE CORPORATION
By:	/s/ S. Theis Rice
S. Theis Rice
Vice President and Secretary